FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Monday 29 November 2010, London, UK & South San Francisco, CA - LSE Announcement

GlaxoSmithKline to increase its shareholding in Theravance

GlaxoSmithKline plc (GSK) and Theravance, Inc. (NASDAQ: THRX) (the "Company") announced today that GSK will increase its shareholding in Theravance through the purchase of Theravance common stock in a private placement.  GSK and Theravance have entered into a stock purchase agreement for GSK to purchase 5,750,000 shares of Theravance common stock at a price of $22.50 per share, for a total investment of $129,375,000.   The transaction is scheduled to close later today.  Following this purchase, GSK will own 15,151,499 shares of Theravance common stock and Class A common stock, which represent approximately 19% of the total outstanding capital stock of Theravance.  The most recent five-day volume-weighted average price per share of Theravance common stock was $22.35.

"We have built a strong relationship with Theravance since entering into the Collaboration Agreement in 2002," said Moncef Slaoui, Chairman of Research & Development of GSK.  "We were keen to take advantage of this opportunity to increase our shareholding in Theravance.  This reflects the confidence we have in the Relovair programme and the wider late stage respiratory pipeline that we have built up through the collaboration."

"I am very pleased with our collaboration with GSK which is currently developing a portfolio of next-generation therapies for the treatment of serious respiratory disorders such as asthma and chronic obstructive pulmonary disease," said Rick E Winningham, Chief Executive Officer of Theravance.  "We are excited for GSK to become a larger shareholder of our Company and look forward to continuing to work closely with GSK to advance our collaboration programmes."

About GSK Theravance Collaboration

In November 2002, Theravance entered into a long-acting beta2 agonist (LABA) collaboration with GSK to develop and commercialize a once-daily LABA product candidate as part of a new combination medicine with an inhaled corticosteroid (ICS) for the treatment of asthma and/or a long-acting muscarinic antagonist (LAMA) for chronic obstructive pulmonary disease (COPD) and as a single-agent new medicine for the treatment of COPD.  The ICS/ LABA combination medicine, Relovair, is now in Phase III development. The LAMA/LABA programme is in Phase II development. In March 2004, Theravance entered into a strategic alliance with GSK. Under this alliance, GSK received an option to license exclusive development and commercialization rights to product candidates from all of Theravance's full drug discovery programmes initiated prior to September 1, 2007, on pre-determined terms and on an exclusive, worldwide basis. Upon licensing a programme, GSK is responsible for funding all future development, manufacturing and commercialization activities for product candidates in that programme. A Bifunctional Muscarinic Antagonist-Beta2 Agonist (MABA) for the treatment of COPD has been licensed by GSK under the terms of the strategic alliance.  This programme is currently in Phase II development.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Theravance - is a biopharmaceutical company with a pipeline of internally discovered product candidates. Theravance is focused on the discovery, development and commercialization of small molecule medicines across a number of therapeutic areas including respiratory disease, bacterial infections and gastrointestinal motility dysfunction. The company's key programmes include: the RELOVAIR™ programme and Bifunctional Muscarinic Antagonist-Beta2 Agonist (MABA) programme, both with GlaxoSmithKline plc, and VIBATIV™ (telavancin) with Astellas Pharma Inc. By leveraging its proprietary insight of multivalency toward drug discovery, Theravance is pursuing a best-in-class strategy designed to discover superior medicines in areas of significant unmet medical need. For more information, please visit the company's web site at www.theravance.com.

THERAVANCE®, the Theravance logo, and MEDICINES THAT MAKE A DIFFERENCE® are registered trademarks of Theravance, Inc.

VIBATIV is a trademark of Astellas Pharma Inc.

RELOVAIR is a trademark of Glaxo Group Limited.  Mark is intended for U.S. and subject to FDA approval.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

Theravance Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans, objectives and future events. Theravance intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Examples of such statements include statements relating to the goals and timing of clinical studies and product commercialization, statements regarding the potential benefits of drug candidates, statements concerning the timing of seeking regulatory approval of our product candidates, statements concerning enabling capabilities of Theravance's approach to drug discovery and its proprietary insights, and statements regarding expectations for product candidates through development and commercialization and projections of revenue, expenses and other financial items. These statements are based on the current estimates and assumptions of the management of Theravance as of the date of this press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of Theravance to be materially different from those reflected in its forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks related to delays or difficulties in commencing or completing clinical studies, the potential that results of clinical or preclinical studies indicate product candidates are unsafe or ineffective, our dependence on third parties in the conduct of our clinical studies, delays or failure to achieve regulatory approvals for product candidates, risks of relying on third-party manufacturers for the supply of our product candidates and risks of collaborating with third parties to develop and commercialize products. These and other risks are described in greater detail under the heading "Risk Factors" contained in Theravance's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on October 29, 2010 and the risks discussed in our other period filings with SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Theravance assumes no obligation to update its forward-looking statements.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Theravance, Inc. Enquiries:
Senior Vice President and Chief Financial Officer	Michael W. Aguiar	(650) 808 4100
investor.relations@theravance.com

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 29 2010

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc